Exhibit 1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
None of the Securities and Exchange Commission, any state securities commission or other regulatory authority of the United States of America has approved or disapproved the securities referred to in this announcement or passed upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States of America.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Unicom or Netcom, nor is it any solicitation of any vote or approval in any jurisdiction.

(Incorporated in Hong Kong with limited liability)	(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)	(Stock Code: 0906)
JOINT ANNOUNCEMENT
PROPOSED MERGER OF
CHINA UNICOM LIMITED
AND CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE
DATE AND TIME OF THE COURT HEARING
The Court Hearing will take place at 9:30 a.m. (Hong Kong time) on Tuesday, 14 October 2008 at the High Court at the High Court Building, 38 Queensway, Hong Kong.
1.	INTRODUCTION
This announcement is made further to the scheme document dated 15 August 2008 jointly issued by Netcom and Unicom and despatched to all Netcom Shareholders, Netcom ADS Holders and Netcom Optionholders (the “Scheme Document”). Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as those defined in the Scheme Document.
2.	DATE AND TIME OF THE COURT HEARING
The Court Hearing will take place at 9:30 a.m. (Hong Kong time) on Tuesday, 14 October 2008 at the High Court at the High Court Building, 38 Queensway, Hong Kong. At the Court Hearing, the High Court will hear the petition for the sanction of the Scheme and the confirmation of the capital reduction of Netcom.
Netcom ADS Holders who wish to be entitled to be present in person or be represented by counsel at the Court Hearing to support or oppose the petition for the sanction of the Scheme may do so by surrendering their Netcom ADSs and withdrawing the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. (New York time) on Thursday, 9 October 2008 so that they can be registered as Netcom Shareholders prior to the Court Hearing. Netcom ADS Holders who hold Netcom ADSs indirectly through a financial intermediary and wish to be present in person or represented by counsel at the Court Hearing must contact the financial intermediary through which such Netcom ADS Holders hold their Netcom ADSs and request such financial intermediary to surrender the Netcom ADSs beneficially owned by them and to withdraw the Netcom Shares represented by such Netcom ADSs.

3.	IMPORTANT
The last day for dealings in the Netcom Shares on the Hong Kong Stock Exchange and the Netcom ADSs on the New York Stock Exchange is expected to be Monday, 6 October 2008. Holders of Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs and Netcom Options and potential investors in Unicom and Netcom are reminded that the implementation of the Proposals, including the Scheme, is subject to a number of conditions (as set out in the Scheme Document) being satisfied or waived, as applicable, and thus, the Proposals, including the Scheme, may or may not become effective. Holders of Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs and Netcom Options and potential investors of Unicom and Netcom should therefore exercise caution when dealing in Unicom Shares, Unicom ADSs, Unicom Options, Netcom Shares, Netcom ADSs or Netcom Options or other securities of Unicom or Netcom. Persons who are in doubt as to the action they should take should consult their licensed securities dealer, bank manager, solicitor or other professional advisers.

By order of the board of	By order of the board of
China Unicom Limited	China Netcom Group Corporation (Hong Kong) Limited
Mr. Chang Xiaobing	Mr. Zuo Xunsheng
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Hong Kong, 2 October 2008
As at the date of this announcement, the board of directors of Unicom comprises Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang and Mr. Zhang Junan as executive directors, Mr. Lu Jianguo and Mr. Lee Suk Hwan as non-executive directors and Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming as independent non-executive directors. The directors of Unicom jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than in relation to the Netcom Group, Netcom Parent and Netcom BVI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements in this announcement (other than in relation to the Netcom Group, Netcom Parent and Netcom BVI) misleading.
As at the date of this announcement, the board of directors of Netcom comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors. The directors of Netcom jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the Netcom Group, Netcom Parent and Netcom BVI only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements relating to the Netcom Group, Netcom Parent and Netcom BVI in this announcement misleading.

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